August 19, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”) Form 10-K for the year ended December 31, 2009 Filed February 19, 2010
Schedule 14A Filed April 21, 2010
File No. 001-31458

Dear Mr. Gordon:

We have received the letter dated August 5, 2010 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) filed on February 19, 2010, and of the Company’s Schedule 14A (the “2010 Proxy”) filed on April 21, 2010.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the Year Ended December 31, 2009

Special Note Regarding Exhibits

1.

We note your disclaimer in this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. In addition, your statements in the disclaimer appear to assert that agreements included as exhibits are not disclosure documents and may not be relied upon. The fact that a document the Commission has required you to include with your Form 10-K is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of your disclaimer language is to undermine and to put into question the interpretation and

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

reliability of a document that the Commission requires you to include with your Form 10-K. Please tell us which representations and warranties are qualified by this language; in the alternative, please delete this language.

Please also tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

The Company understands the Staff’s comment and appreciates the importance of providing clear and reliable disclosure to investors in its filings with the SEC. Consistent with this understanding, the Company acknowledges that the exhibits to the 2009 10-K are disclosure to investors. The Company respectfully informs the Staff that the Company added the Special Note Regarding Exhibits (the “Note”) to help investors understand the complete context in which the terms of an exhibit should be evaluated. In short, the Company added the language to explain – not disclaim – its disclosure to investors.

To clarify this important point, the Company proposes to revise the Note by adding the additional language in bold below in future filings, which language we understand has been acceptable to the Staff in other instances and which we believe addresses the comment:

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk tone of the parties if those statements provide to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company’s other public filings, which are available without charge through the SEC’s website at http://www.sec.gov. See “Where Readers Can Find Additional Information.”

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

Item 6. Selected Financial Data, page 30

2.	We note your disclosure of the non-GAAP measure “Net Interest Income Less Expenses (Net of Preferred Dividends)”, here and on page 50. In future filings, please expand your discussion of why management believes the presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and discuss the additional purposes, if any, for which management uses the non-GAAP measure. Please provide us with your proposed disclosures.

The Company respectfully advises the Staff that it proposes to include disclosure in all of its future filings substantially similar to the following:

Newcastle has five primary variables that impact its operating performance: (i) the current yield earned on its investments that are not included in non-recourse financing structures (i.e., unlevered investments and investments subject to recourse debt), (ii) the net yield it earns from its non-recourse financing structures, (iii) the interest expense and dividends incurred under its recourse debt and preferred stock, (iv) its operating expenses, and (v) its realized and unrealized gains on its investments and its debt obligations, including impairment. Net Interest Income Less Expenses (Net of Preferred Dividends) is a measure of the operating performance of the Company that excludes the fifth variable listed above. It is used by management to gauge the current performance of the Company without taking into account gains and losses, which, although they represent a part of our recurring operations, are subject to significant variability and are only a potential indicator of future economic performance. Management views Net

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Interest Income Less Expenses (Net of Preferred Dividends) as Newcastle’s “core” current earnings, while gains and losses (including impairment) are simply a potential indicator of future earnings. Management believes that Net Interest Income Less Expenses (Net of Preferred Dividends) provides investors with useful information regarding the Company’s “core” current earnings, and it enables investors to evaluate the Company’s current performance using the same measure that management uses to operate the business.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 39

3.	Your disclosure in this section is difficult to understand. Please revise to describe in plain English the reasons for the year-to-year increases or decreases in line items. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

The Company respectfully advises the Staff that its intention in this section was to set forth the reasons for these changes in a simple, plain English format. In furtherance of this goal, we propose to revise all of our future filings to follow a format substantially similar to the following:

The following tables summarize the changes in our results of operations from year-to-year (dollars in thousands):

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Comparison of Results of Operations for the years ended December 31, 2009 and 2008

	Year Ended December 31,		Increase (Decrease)
	2009	2008	Amount	%
Interest income	$361,866	$468,867	$(107,001)	(22.8%)
Interest expense	218,410	307,303	(88,893)	(28.9%)

Net interest income	143,456	161,564	(18,108)	(11.2%)

Impairment
Provision for credit losses on loan pools	—	8,457	(8,457)	(100.0%)
Valuation allowance on loans	15,007	985,677	(970,670)	N.M.
Other-than-temporary impairment on securities, net	533,533	1,997,696	(1,464,163)	N.M.

	548,540	2,991,830	(2,443,290)	(81.7%)

Net interest income (loss) after impairment	(405,084)	(2,830,266)	2,425,182	85.7%

Other Income (Loss)
Gain (loss) on settlement of investments, net	11,438	(58,668)	70,106	119.5%
Gain on extinguishment of debt	215,279	13,824	201,455	N.M.
Other income (loss), net	262	(76,122)	76,384	N.M.
Equity in earnings of unconsolidated subsidiaries	420	8,157	(7,737)	(94.9%)

	227,399	(112,809)	340,208	301.6%

Expenses
Loan and security servicing expense	5,034	6,649	(1,615)	(24.3%)
General and administrative expense	8,609	7,297	1,312	18.0%
Management fee to affiliate	17,968	18,388	(420)	(2.3%)
Incentive compensation to affiliate	—	—	—	0.0%
Depreciation and amortization	290	289	1	0.3%

	31,901	32,623	(722)	(2.2%)

Income (loss) from continuing operations	$(209,586)	$(2,975,698)	$2,766,112	93.0%

N.M.—Not meaningful

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Comparison of Results of Operations for the years ended December 31, 2008 and 2007

	Year Ended December 31,		Increase (Decrease)
	2008	2007	Amount	%
Interest income	$468,867	$680,535	$(211,668)	(31.1%)
Interest expense	307,303	476,932	(169,629)	(35.6%)

Net interest income	161,564	203,603	(42,039)	(20.6%)

Impairment
Provision for credit losses on loan pools	8,457	10,394	(1,937)	(18.6%)
Valuation allowance on loans	985,677	7,325	978,352	N.M.
Other-than-temporary impairment on securities, net	1,997,696	202,602	1,795,094	N.M.

	2,991,830	220,321	2,771,509	1257.9%

Net interest income (loss) after impairment	(2,830,266)	(16,718)	(2,813,548)	N.M.

Other Income (Loss)
Gain (loss) on settlement of investments, net	(58,668)	13,994	(72,662)	N.M.
Gain on extinguishment of debt	13,824	(15,032)	28,856	N.M.
Other income (loss), net	(76,122)	(13,237)	(62,885)	N.M.
Equity in earnings of unconsolidated subsidiaries	8,157	5,390	2,767	51.3%

	(112,809)	(8,885)	(103,924)	N.M.

Expenses
Loan and security servicing expense	6,649	9,719	(3,070)	(31.6%)
General and administrative expense	7,297	5,860	1,437	24.5%
Management fee to affiliate	18,388	17,645	743	4.2%
Incentive compensation to affiliate	—	6,209	(6,209)	(100.0%)
Depreciation and amortization	289	291	(2)	(0.7%)

	32,623	39,724	(7,101)	(17.9%)

Income (loss) from continuing operations	$(2,975,698)	$(65,327)	$(2,910,371)	(4455.1%)

N.M.—Not meaningful

Interest Income

Year ended December 31, 2009 compared to the year ended December 31, 2008

Interest income decreased by $107.0 million primarily due to (i) a $33.5 million decrease as a result of the disposition of certain securities and loans and a $4.0 million decrease in connection with the disposition of securities and loans to repay one of our CDO debt obligations, (ii) a $22.3 million decrease due to paydowns of existing securities and loans, (iii) a $55.4 million net decrease, which was primarily due to changes in interest rates, although this decrease was partially offset by increased interest income as a result of the accretion of discounts on impaired securities. The decreases described in items (i) through (iii) above were partially offset by an $8.2 million increase in the amount of prepayment penalties we received as a result of the early prepayment of securities and loans.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Year ended December 31, 2008 compared to the year ended December 31, 2007

Interest income decreased by $211.7 million primarily due to (i) a $77.9 million decrease as a result of the disposition of securities and loans and an $84.0 million decrease in connection with the disposition of securities and loans to repay certain of our CDO debt obligations, which was partially offset by a $42.7 million increase due to the acquisition of securities and loans in connection with a new CDO, (ii) a $29.6 million decrease due to paydowns of existing securities and loans, (iii) a $62.9 million net decrease, which was primarily due to changes in interest rates.

Interest Expense

Year ended December 31, 2009 compared to the year ended December 31, 2008

Interest expense decreased by $88.9 million primarily due to (i) a $20.7 million decrease as a result of the repayment of repurchase agreements in connection with the disposition of certain securities and loans and a $9.9 million decrease in connection with the repayment of certain CDO debt obligations and the repurchase of debt, (iii) a $12.8 million decrease due to repayment of debt resulting from paydowns of existing securities and loans, (iv) a $57.2 million net decrease, which was primarily due to changes in interest rates. The decreases described in items (i) through (iii) above were partially offset by an $11.6 million increase as a result of the amortization of a deferred hedge loss.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Interest expense decreased by $169.6 million primarily due to (i) a $62.1 million decrease as a result of the repayment of repurchase agreements in connection with the disposition of certain securities and loans and a $65.7 million decrease in connection with the repayment of certain CDO debt obligations and the repurchase of debt, which was partially offset by a $28.6 million increase due to the incurrence of new debt obligations, (iii) a $17.7 million decrease due to the repayment of debt resulting from paydowns of existing securities and loans, (iv) a $52.8 million net decrease, which was primarily due to changes in interest rates.

Provision for Credit Losses on Loan Pools

Year ended December 31, 2009 compared to the year ended December 31, 2008

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Provision for credit losses on loan pools decreased by $8.5 million due to the reclassification of our loan pools to the “held for sale” category on December 31, 2008. Prior to December 31, 2008, we recorded a periodic provision for loan losses on our loan pools held for investment. Due to the reclassification to the “held for sale” category, any loan losses in this category were subsequently recorded as Valuation Allowance on Loans (see below), resulting in a 100% decline in this line item in 2009.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Provision for credit losses on loan pools decreased by $1.9 million due to the principal payments received on our loan pools in 2008, resulting in a decreased provision.

Valuation Allowance on Loans

Year ended December 31, 2009 compared to the year ended December 31, 2008

The valuation allowance on loans decreased by $970.7 million as the net decline in fair value of loans was only $15.0 million in 2009, compared to a valuation allowance of $985.7 million we recorded in 2008 as a result of the reclassification of all loans from the “held for investment” category to the “held for sale” category as of December 31, 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The valuation allowance on loans increased by $978.4 million due to the reclassification of all loans from the “held for investment” category to the “held for sale” category as of December 31, 2008, resulting in the recording of a significant valuation allowance, representing the decline in fair value below the amortized cost basis, in the fourth quarter of 2008.

Other-than-temporary Impairment on Securities, Net

Year ended December 31, 2009 compared to the year ended December 31, 2008

The other-than-temporary impairment on securities decreased by $1.5 billion in 2009. We continued to record a significant amount of other-than-temporary impairment as a result of the ongoing global credit crisis, but the amount recorded in 2009 was significantly less than the amount recorded in 2008 due to the

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

significant impairment we recorded in the fourth quarter of 2008 as a result of a change in our intent and ability to hold our securities as described above.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The other-than-temporary impairment on securities increased by $1.8 billion primarily due to the recording of impairment on a significant portion of our securities portfolio during the fourth quarter of 2008 as we could no longer express the intent and ability to hold our investments through maturity or recovery.

Gain (Loss) on Settlement of Investments, Net

Year ended December 31, 2009 compared to the year ended December 31, 2008

The net gain on settlement of investments increased by $70.1 million primarily due to investments, which had previously been written down through impairments or allowances, being repaid at prices above their carrying amounts, although this gain was partially offset by the losses recorded on sales of certain securities and loans.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The net loss on settlement of investments increased by $72.7 as we increased the volume of sales due to liquidity reasons, and the investments that we sold had declined in value as a result of the credit crisis.

Gain (Loss) on Extinguishment of Debt

Year ended December 31, 2009 compared to the year ended December 31, 2008

The gain on extinguishment of debt increased by $201.5 million primarily due to the significantly higher amounts of debt repurchased (and at higher discounts to our basis) in 2009 compared to 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The net gain on extinguishment of debt increased by $28.9 million as we began repurchasing our debt obligations at discounts in 2008, resulting in gains on extinguishment, recorded in 2008, and we recorded a net loss on extinguishment of debt in 2007.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Other Income (Loss), Net

Year ended December 31, 2009 compared to the year ended December 31, 2008

Other income increased by $76.4 million primarily due to the significant loss recorded in 2008 as a result of the termination of total rate of return swaps at losses and losses on non-hedge derivatives.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Other loss increased by $62.9 million in 2008 due to a significant loss as a result of the termination of total rate of return swaps at losses and losses recorded for the decline in fair value of non-hedge derivatives.

Equity in Earnings of Unconsolidated Subsidiaries

Year ended December 31, 2009 compared to the year ended December 31, 2008

Equity in earnings of unconsolidated subsidiaries decreased by $7.7 million due to the gain recorded in 2008 on the disposition of the remaining assets in our operating real estate joint venture.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Equity in earnings of unconsolidated subsidiaries increased by $2.8 million in 2008 as a result of gains on the disposition of the remaining assets in our operating real estate joint venture.

Loan and Security Servicing Expense

Year ended December 31, 2009 compared to the year ended December 31, 2008

Loan and security servicing expense decreased by $1.6 million primarily due to the principal paydowns in our residential and manufactured housing mortgage loan portfolios in 2009.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Year ended December 31, 2008 compared to the year ended December 31, 2007

Loan and security servicing expense decreased by $3.1 million primarily due to the principal paydowns in our residential and manufactured housing mortgage loan portfolios in 2008.

General and Administrative Expense

Year ended December 31, 2009 compared to the year ended December 31, 2008

General and administrative expense increased by $1.3 million primarily due to increases in legal fees and other professional fees in connection with our debt restructurings.

Year ended December 31, 2008 compared to the year ended December 31, 2007

General and administrative expense increased by $1.4 million primarily due to increases in insurance expense, legal fees and other professional fees.

Management Fee to Affiliate

Year ended December 31, 2009 compared to the year ended December 31, 2008

Management fees decreased by $0.4 million primarily due to a reduction in gross equity as a result of the return of capital distributions made in 2008.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Management fees increased by $0.7 million primarily due to a slight increase in weighted average gross equity in 2008 as a result of the equity offerings completed in the first quarter of 2007.

Incentive Compensation to Affiliate

Year ended December 31, 2009 compared to the year ended December 31, 2008

As a result of previously recorded impairment charges, we did not incur incentive compensation to our manager in 2009 or 2008.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Year ended December 31, 2008 compared to the year ended December 31, 2007

Incentive compensation decreased by $6.2 million as we did not incur incentive compensation to our manager in 2008 due to the impairment charges recorded.

Depreciation and Amortization

Depreciation and amortization expense have remained relatively stable during 2007, 2008 and 2009, as we did not acquire long-lived assets during these periods.

Liquidity and Capital Resources, page 40

Debt Obligations, page 42

4.	We note your disclosure in footnote (9) to the table on page 44 that “CDOs IV, V, VI and VII were not in compliance with their applicable over collateralization tests and, consequently, we were not receiving cash flows from these CDOs currently…. [W]e expect these portfolios to remain out of compliance for the foreseeable future.” Please explain to us in greater detail how this impacts the company’s operations and liquidity and include this disclosure in future filings in the Liquidity and Capital Resources section.

The Company respectfully advises the Staff that the net cash flow from our CDOs that have not failed their over collateralization or interest coverage tests is set forth as our first source of cash flow from operations under the heading “Sources of Liquidity and Uses of Capital” (bottom of page 40) within the Liquidity and Capital Resources section. On page 44 (as well as on page 42), we describe that the failure of these tests causes cash flows that would otherwise come to Newcastle as a result of its ownership of the junior classes of the CDOs (including the residuals) to be redirected to pay down the senior classes of the CDOs, and that, as a result of the failure of these tests, our cash flows and liquidity are negatively impacted. In the table on page 43, we set forth the most recent quarterly net cash receipts from each CDO, and we delineate between the cash flows from failed CDOs (which are all less than $200,000) and the cash flows from other CDOs (which are all at least $3.5 million).

In order to explain in greater detail how the failure of CDO over collateralization tests affects our operations and liquidity, we propose to add prominent disclosure substantially similar to the following in the Liquidity and Capital Resources section of all future filings:

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Each of our CDO financings contains tests that measure the amount of over collateralization and excess interest in the transaction. At issuance, each of our CDOs passed all of these tests. Failure to satisfy these tests would cause (or has caused) the cash flow that would otherwise be distributed to the more junior classes of securities (including those held by Newcastle) to be redirected to pay down the most senior class of securities outstanding until the tests are satisfied. As a result, our cash flow and liquidity are negatively impacted upon such a failure, and the impact could be (and has been) material. The table set forth below presents data, including the most recent quarterly cash flows received by Newcastle, for each of our CDOs, and sets forth which of the CDOs have satisfied these tests in the most recent quarter. For those CDOs that have failed their applicable over collateralization tests, the impact of failing is already reflected in the cash flow set forth in the table. For those CDOs that have satisfied their applicable over collateralization tests, we could potentially lose substantially all of the cash flows from those CDOs in future quarters if we fail to satisfy the tests in the future.

Signatures, page 101

5.	Please amend your Form 10-K to include the signature of your chief accounting officer or controller. Please see General Instruction D to Form 10-K.

The Company respectfully advises the Staff that Brian C. Sigman is both the Company’s Chief Financial Officer and Chief Accounting Officer, and Mr. Sigman did sign the 2009 10-K. The title of Chief Accounting Officer was inadvertently omitted from Mr. Sigman’s signature line in the EDGARized filing with the SEC. The Company respectfully requests that it not be required to file an amended 2009 10-K given that Mr. Sigman did, in fact, sign the 2009 10-K, and the omission of the words “Chief Accounting Officer” from his signature block was an inadvertent mistake. The Company sincerely apologizes for the mistake, and it will ensure that the Chief Financial Officer and Chief Accounting Officer sign each future Form 10-K and that the name and title of each individual is clearly identified on the signature page of each future filing.

Schedule 14A Filed April 21, 2010

General

6.

Please disclose the extent of the board’s role in the risk oversight of you, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure. Please see Item 407(h)

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

of Regulation S-K. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

The Company respectfully advises the Staff that it refers to “risk oversight” in its Proxy as “risk management” and included the following disclosure in its Proxy on page 14:

The Company’s risk management is overseen by the Chief Executive Officer, who receives reports directly from other officers and individuals who perform services for the Company. Material risks are identified and prioritized by management, and material risks are periodically discussed with the board of directors. The board of directors regularly reviews information regarding the Company’s credit, liquidity, and operations, including risks and contingencies associated with each area. In addition to the formal compliance program, the board of directors encourages management to promote a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations.

The Company respectfully advises the Staff that it proposes to enhance this disclosure by adding the additional language in bold below in all future filings:

Risk Oversight

The Company’s risk management is overseen by the Chief Executive Officer, who receives reports directly from other officers and individuals who perform services for the Company, and who reports directly to the board of directors. Material risks are identified and prioritized by management, and material risks are periodically discussed with the board of directors. The board of directors regularly reviews information regarding the Company’s credit, liquidity, and operations, including risks and contingencies associated with each area. In addition to the formal compliance program, the board of directors encourages management to promote a corporate culture that incorporates risk management into the Company’s corporate strategy and day-to-day business operations. The board of director’s role in the risk oversight of the Company does not affect the board of director’s leadership structure.

Information Concerning Our Directors, Including the Director Nominees, page 6

7.

We note your disclosure on page 6 as well as in the bios of each of the directors. Pease revise your proposed disclosure to focus on the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In other words, specifically state why each person was selected to be a member of your board of directors. Please see Item 401(e)(1) of Regulation S-K. Please provide us

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

with a sample of the requested disclosure and confirm that it will be included in future filings.

The Company respectfully advises the Staff that it proposes to revise its disclosures regarding its directors to explain more clearly how each director’s qualifications led the board of directors to conclude that the director should serve on the Company’s board of directors. Accordingly, the Company proposes to include the following revised disclosure (in bold text for ease of review) at the end of each director’s biography:

Wesley R. Edens Chairman of the board of directors since inception 3,502,941 shares of our Common Stock beneficially owned Age: 48	Mr. Edens has been Chairman of our board of directors since inception. Mr. Edens also served as our Chief Executive Officer from our inception until February 2007. Mr. Edens is a principal and Co-Chairman of the board of directors of Fortress Investment Group LLC, an affiliate of our manager. Mr. Edens has been a principal and a member of the Management Committee of Fortress since co-founding Fortress in May 1998. Mr. Edens is responsible for the private equity and publicly traded alternative investment businesses of Fortress Investment Group LLC. He is also Chairman of the board of directors of each of Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, GateHouse Media, Inc., RailAmerica Inc. and Seacastle Inc., and Mapeley Limited, Chairman and Chief Executive Officer of Newcastle Investment Holdings LLC (the predecessor of Newcastle) and a director of GAGFAH S.A. and Penn National Gaming Inc. Mr. Edens was the Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves in various capacities in the following five registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II; Chairman and Chief Executive Officer of Fortress Brookdale Investment Fund LLC and Fortress Pinnacle Investment Fund LLC and Chief Executive Officer of RIC Coinvestment Fund GP LLC. Prior to forming Fortress Investment Group LLC, Mr. Edens was a partner and a managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and a managing director of Lehman Brothers. Mr. Eden’s knowledge, skill, expertise and experience as described above, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. Edens should be elected to serve as a director.

Kevin J. Finnerty Director since August 2005	Mr. Finnerty has been a member of our board of directors and a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of our board of directors since August 2005. Mr. Finnerty has been a director of Newcastle Investment Holdings LLC (the predecessor of Newcastle) since its inception in 1998. Mr. Finnerty is a Founding

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

276,411 shares of our Common Stock beneficially owned Age: 55	Partner of Galton Capital Group, a residential mortgage credit fund manager. Mr. Finnerty is a former founder and the Managing Partner of F.I. Capital Management, an investment company focused on agency-mortgage related strategies. Previously, Mr. Finnerty was a Managing Director at J.P. Morgan Securities Inc., where he headed the Residential Mortgage Securities Department. Mr. Finnerty joined Chase Securities Inc. in December of 1999. Prior to joining Chase Securities Inc., Mr. Finnerty worked at Union Bank of Switzerland from November 1996 until February 1998, where he headed the Mortgage Backed Securities Department, and at Freddie Mac from January 1999 until June 1999, where he was a Senior Vice President. Between 1986 and 1996, Mr. Finnerty was with Bear Stearns & Co. Inc., where he was a Senior Managing Director and ultimately headed the MBS Department and served as a member of the board of directors from 1993 until 1996. Mr. Finnerty was Co-Chair of the North American People Committee at JPMorganChase and Chairman of the Mortgage and Asset-Backed Division of the Bond Market Association for the year 2003. Mr. Finnerty’s knowledge, skill, expertise and experience as described above, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. Finnerty should be elected to serve as a director.

Stuart A. McFarland Director since October 2002 26,589 shares of our Common Stock beneficially owned Age: 63	Mr. McFarland has been a member of our board of directors since October 2002 and a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of our board of directors since November 2002. Mr. McFarland was a director of Newcastle Investment Holdings LLC (the predecessor of Newcastle) from May 1998 until October 2002. Mr. McFarland is a Managing Partner of Federal City Capital Advisors, LLC. He was previously the Chairman of Federal City Bancorp, Inc., and President and Chief Executive Officer of Pedestal Inc., an internet secondary mortgage market trading exchange. Mr. McFarland was Executive Vice President and General Manager of GE Capital Mortgage Services and President and CEO of GE Capital Asset Management Corporation from 1990 to 1995. Prior to GE Capital, Mr. McFarland was President and CEO of Skyline Financial Services Corp. Before joining Skyline, Mr. McFarland was President and CEO of National Permanent Federal Savings Bank in Washington, D.C. Prior to that, Mr. McFarland was Executive Vice President—Operations and Chief Financial Officer with Fannie Mae (Federal National Mortgage Association). From 1972 to 1981, he was President and Director of Ticor Mortgage Insurance Company in Los Angeles, California. Mr. McFarland presently serves as a Director of the Brandywine Funds and the Brookfield Helios Funds. Mr. McFarland also serves as a Director and Member of the Executive Committee of the Center for Housing Policy and is a member of the Trustees Council of the National Building. Mr. McFarland’s knowledge, skill, expertise and experience as described above, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. McFarland should be elected to serve as a director.

David K. McKown Director since November 2002 26,589 shares of our Common	Mr. McKown has been a member of our board of directors and a member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of our board of directors since November 2002. Mr. McKown is a member of the board of directors for Global Partners LP, where he serves on the Conflicts Committee, the Compensation Committee and the Audit Committee and is a member of Safety Insurance Group’s board of directors, where he serves on the Nominating and Corporate Governance Committee, the

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Stock beneficially owned Age: 72	Compensation Committee and the Audit Committee. Mr. McKown also serves as a director of Friends of Post Office Square, POWDR Corp., Local TV LLC and Foxco TV LLC. Mr. McKown has been a senior advisor to Eaton Vance Management, an investment fund manager located in Boston, Massachusetts, since May 2000. Mr. McKown retired from the BankBoston, N.A. in 2000 as a Group Executive. Mr. McKown was a trustee of Equity Office Properties Trust from July 1997 to May 2006 where he served on the Executive, Compensation and Option and Conflicts Committees. Mr. McKown was also a director at American Investment Bank. Mr. McKown holds advisory directorships with Eiger Fund. Mr. McKown’s knowledge, skill, expertise and experience as described above, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. McKown should be elected to serve as a director.

Peter M. Miller Director since February 2003 40,849 shares of our Common Stock beneficially owned Age: 54	Mr. Miller has been a member of our board of directors and a member of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of our board of directors since February 2003. Mr. Miller is CEO of Whitehead Miller Advisors, Inc., a financial advisory firm focusing on financial and business restructuring and capital raising assignments for middle market public and private companies in the U.S. and Latin America. From 2008 to 2009, Mr. Miller was a Principal of MatlinPatterson Global Advisors LLC. From 2004 through 2008, Mr. Miller was a Managing Director at Dresdner Kleinwort Securities LLC and the Head of Latin American Credit Asset Management in New York. Previously, he was at ING Financial Markets LLC for 15 years, where, most recently, he was a Managing Director and Head of their Latin Debt Advisory Group. Mr. Miller joined ING after seven years at Bankers Trust where he held various positions in the Latin American Merchant Banking Group. Mr. Miller’s knowledge, skill, expertise and experience as described above, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. Miller should be elected to serve as a director.

Kenneth M. Riis Director since February 2007 614,990 shares of our Common Stock beneficially owned Age: 50	Mr. Riis was appointed Chief Executive Officer by our board of directors on February 21, 2007. On that date, Mr. Riis was also unanimously elected as one of our directors. Mr. Riis has been our President since our inception and a Managing Director of our manager, an affiliate of Fortress Investment Group LLC, since December 2001. Mr. Riis is also the President of Newcastle Investment Holdings LLC (the predecessor of Newcastle). From November 1996 to December 2001, Mr. Riis was an independent consultant for our manager as well as other financial companies. From 1989 to 1996, Mr. Riis was a Principal and Managing Director of the real estate finance group at Donaldson, Lufkin & Jenrette. Mr. Riis’s knowledge, skill, expertise and experience as described above, particularly his real estate finance and management expertise, as well as his deep familiarity with our Company, led the board of directors to conclude that Mr. Riis should be elected to serve as a director.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

8.	You disclose that you pay your manager an annual management fee equal to 1.5% of your gross equity, as defined in the management agreement. Please revise to disclose how you define gross equity and how the $17.5 million management fee paid in 2009 was calculated. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

The Company respectfully advises the Staff that it proposes to include disclosure substantially similar to the following in all future filings:

Gross equity, as defined in the management agreement, is generally equal to the aggregate of the net proceeds from all equity offerings made by the Company, reduced for any return of capital distributions made by the Company, and adjusted for any stock splits, stock dividends or similar transactions. In computing the management fee for a particular period, the weighted average gross equity of the Company for that period is used, weighted based upon the number of days a particular transaction impacted gross equity during the period and upon the size of such transaction(s). The management fee for 2009 was computed as the weighted average gross equity for 2009 multiplied by 1.5%.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon

Securities and Exchange Commission

August 19, 2010

The Company greatly appreciates your time and consideration of the points discussed in this letter. Please do not hesitate to contact me at 212-479-5343 if you would like to discuss any topic addressed in this letter.

Sincerely,

/s/ Brian C. Sigman

Brian C. Sigman

Chief Financial Officer